Exhibit (a)(8)

May 3, 2011

SunPower Corporation

77 Rio Robles

San Jose, California 95134

Dear Stockholder:

On behalf of the board of directors, I am pleased to inform you that on April 28, 2011, SunPower Corporation (the “Company”) entered into a Tender Offer Agreement (the “Agreement”), with Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), an indirect wholly owned subsidiary of Total S.A., a société anonyme organized under the laws of the Republic of France. Under the terms of the Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase (the “Offer”) and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase up to 60% of the outstanding Class A Common Shares, par value $0.001, and up to 60% of the outstanding Class B Common Shares, par value $0.001, of the Company (the “Shares”) at a price of $23.25 per Share, net to the holder thereof in cash, without interest and less applicable withholding taxes.

Unless extended, the tender offer is currently scheduled to expire 12:00 Midnight, New York City Time, the end of the day on May 31, 2011, after which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will accept for payment tendered Shares on a pro rata basis based on the number of Shares of each class tendered by each holder.

The Board of Directors of SunPower unanimously (1) determined that the Offer and the Tender Offer Agreement (including the transactions contemplated by the Tender Offer Agreement) are fair to, and in the best interests of, SunPower and its stockholders; (2) approved the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer; and (3) recommends that SunPower’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares, set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Best regards,

/s/    THOMAS H. WERNER

Thomas H. Werner

Chief Executive Officer